UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                          CORTEX PHARMACEUTICALS, INC.
                      -----------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                   ------------------------------------------
                         (Title of Class of Securities)

                                    22054300
                              -------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 872-1000
                ------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 18, 1996
                          -----------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                Page 1 of 7 Pages
                              Exhibit Index: Page 6

                                  SCHEDULE 13D

CUSIP No. 22054300                                             Page 2 of 7 Pages

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               George Soros (in his capacity as the sole proprietor of Soros Fund Management)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [_]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                          885,000
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           885,000
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    885,000

12      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                             11.40%

14      Type of Reporting Person*

               IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 7 Pages


               This Amendment No. 2 to Schedule 13D relates to shares of Common Stock, $0.001 par value per share (the "Shares"), of Cortex Pharmaceuticals, Inc. (the "Issuer"). This Amendment No. 2 amends the initial statement on
Schedule 13D dated November 12, 1993 and Amendment No. 1 thereto dated September 5, 1996 (collectively, the "Initial Statement") filed by the Reporting Person (as defined herein). This Amendment No. 2 is being filed by the Reporting Person to report that, as a result of recent dispositions of Shares of the Issuer, the percentage of outstanding Shares held for the account of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"), has decreased by more than one percent of the outstanding Shares. Capitalized terms used herein and not defined shall have the meanings ascribed to such terms in the Initial Statement. The Initial Statement is amended as follows:

Item 5.        Interest in Securities of the Issuer.

               (a) The aggregate number of Shares of which the Reporting Person may be deemed the beneficial owner is 885,000 Shares (approximately 11.40% of the total number of Shares outstanding).

               (b) Pursuant to the terms of the contract between Quantum Partners and SFM, the Reporting Person, in his capacity as sole proprietor of SFM, may be deemed to have sole power to direct the voting and disposition of the 885,000 Shares held for the account of Quantum Partners.

               (c) Except for the transactions listed on Annex B hereto, there have been no transactions with respect to the Shares effected since September 23, 1996 (60 days prior to the date hereof) by Quantum Partners or the Reporting Person. All of the transactions listed on Annex B were executed in routine brokerage transactions in the over-the-counter market.

               (d) The shareholders of Quantum Partners have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partners.

               (e) Not applicable.

Item 7.        Material to be Filed as Exhibits.

               (a) Power of Attorney dated April 16, 1996 granted by Mr. George Soros in favor of Mr. Sean C. Warren (filed as Exhibit A to the Initial Statement and incorporated herein by reference).

               (b) Purchase Agreement dated November 5, 1993, between the Issuer and Quantum Partners (filed as Exhibit B to the Initial Statement and incorporated herein by reference).

               (c) Power of Attorney, dated July 27, 1995, granted by Mr. George Soros in favor of Mr. Michael C. Neus.

                                                               Page 4 of 7 Pages


                                     ANNEX B

                   RECENT TRANSACTIONS IN THE COMMON STOCK OF
                          CORTEX PHARMACEUTICALS, INC.


                                Date of          Nature of
For the Account of            Transaction       Transaction      Number of Shares     Price Per Share
------------------            -----------       -----------      ----------------     ---------------

Quantum Partners LDC1          11/18/96            Sale               10,000               $4.125

                               11/18/96            Sale               90,000                4.597

                               11/19/96            Sale               30,000                6.5729

                               11/20/96            Sale               10,000                5.375

                               11/21/96            Sale               25,000                4.875

----------------
1    Transactions effected at the direction of SFM.

                                                               Page 5 of 7 Pages


                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  November 22, 1996                           GEORGE SOROS



                                            By:    /S/ MICHAEL C. NEUS
                                                   ----------------------------
                                                   Michael C. Neus
                                                   Attorney-in-Fact

                                                               Page 6 of 7 Pages


                                INDEX OF EXHIBITS

EXHIBIT                                                                    PAGE
-------                                                                    ----
    C       Power of Attorney, dated July 27, 1995, granted by
            Mr. George Soros in favor of Mr. Michael C. Neus.